SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------


                                 SCHEDULE 13D/A
                                 (rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           MILLER EXPLORATION COMPANY
                           --------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   600533 10 0
                                   -----------
                                 (CUSIP Number)

                                  Alan Schlang
                            Guardian Industries Corp.
                                2300 Harmon Road
                        Auburn Hills, Michigan 48326-1714
                                 (248) 340-2170
                        ---------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                  June 28, 2002
                                  -------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

CUSIP No. 001693 10 0                  13D                                Page 2

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               Mr. William Davidson


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a) [  ]
               (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

               00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

               [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

               12,067,341

8    SHARED VOTING POWER

               0

9    SOLE DISPOSITIVE POWER

               12,067,341

10   SHARED DISPOSITIVE POWER

               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               12,067,341


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

               [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               42.8%

14   TYPE OF REPORTING PERSON

               IN

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               Guardian Industries Corp.  38-0614230

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)  [  ]
               (b)  [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

               WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

               [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

               0

8    SHARED VOTING POWER

               12,067,341

9    SOLE DISPOSITIVE POWER

               0

10   SHARED DISPOSITIVE POWER

               12,067,341

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               12,067,341


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

               [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               42.8%

14   TYPE OF REPORTING PERSON

               CO

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               Guardian Energy Management Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)  [  ]
               (b)  [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

               WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

               [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

               0

8    SHARED VOTING POWER

               12,067,341

9    SOLE DISPOSITIVE POWER

               0

10   SHARED DISPOSITIVE POWER

               12,067,341

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               12,067,341


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

               [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               42.8%

14   TYPE OF REPORTING PERSON

               CO

     This Amendment to Schedule 13D  ("Amendment")  amends and  supplements  the
Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about December 15, 2000 (the "Schedule 13D") by William Davidson ("Mr. Davidson"), Guardian Industries Corp. ("Guardian") and Guardian Energy Management Corp. ("GEMCO"), with respect to the Common Stock (the "Common Stock"), $.01 par value, of Miller Exploration Company (the "Company"). Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D, as amended. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

     See Item 4.

Item 4. Purpose of Transaction

     Pursuant to an agreement (the "Stockholders Agreement") dated June 28, 2002, by and among Veritas DGC Land, Inc. ("Veritas"), C.E. Miller, Kelly E. Miller, Robert M. Boeve and GEMCO (each, a "Major Stockholder"), each Major Stockholder granted Veritas the right to participate pro rata in certain privately-negotiated sales of the Company's securities held by such Major Stockholders. See Exhibit 7 filed herewith.

Item 5. Interest in Securities of Issuer

     (a)

     (1) Mr. Davidson, as majority shareholder of Guardian, may be deemed to beneficially own in the aggregate 12,067,341 shares of Common Stock, representing approximately 42.8% of the outstanding shares of Common Stock. The 12,067,341 shares include 8,363,637 shares issuable upon the exercise of certain warrants held by GEMCO (the "GuardianWarrants").

     (2) Guardian, as the sole shareholder of GEMCO, may be deemed to beneficially own in the aggregate 12,067,341 shares of Common Stock, representing approximately 42.8% of the outstanding shares of Common Stock. The 12,067,341 shares include the shares issuable upon exercise of the Guardian Warrants.

     (3) GEMCO may be deemed to beneficially own in the aggregate 12,067,341 shares of Common Stock, representing approximately 42.8% of the outstanding shares of Common Stock. The 12,067,341 shares include the shares issuable upon exercise of the Guardian Warrants.

     (b) Mr. Davidson has sole power to vote or to direct the vote of all shares of the Issuer that are owned of record by GEMCO and sole power to dispose or to direct the disposition of such shares. Guardian and GEMCO each have shared power with Mr. Davidson to vote or direct the vote for such shares of the Issuer and shared power to dispose or to direct the disposition of such shares. Mr. Davidson's and Guardian's power derives solely from the fact that Guardian is the sole shareholder of GEMCO and Mr. Davidson owns more than 50% of the voting securities of Guardian.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7. Material to be Filed as Exhibits

1. Securities Purchase Agreement by and between Miller Exploration Company and Guardian Energy Management Corp. dated July 11, 2000 (previously filed).

2.   Promissory Note (previously filed).

3.   Warrant to purchase 1,562,500 Shares of Common Stock (previously filed).

4.   Warrant to purchase 2,500,000 Shares of Common Stock (previously filed).

5.   Warrant to purchase 9,000,000 Shares of Common Stock (previously filed).

6. Side Letter by and among Jordan Exploration Company, L.L.C., GEMCO and ECCO Investments, LLC (previously filed).

7. Stockholders Agreement dated June 28, 2002, by and among Veritas and the Major Stockholders (incorporated by reference to Exhibit 10.2 to the Schedule 13D/A of C.E. Miller filed on or about July 3, 2002).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    July 8, 2002                       By: /s/ William Davidson
--------------------                       -------------------------------------
        Date                               Name:  William Davidson


                                       GUARDIAN INDUSTRIES CORP.



                                       By: /s/ Alan L. Schlang
                                           -------------------------------------
                                           Name:  Alan L. Schlang
                                           Title:  Corporate Secretary


                                       GUARDIAN ENERGY MANAGEMENT CORP.


                                       By: /s/ Paul A. Halpern
                                           -------------------------------------
                                           Name:  Paul A. Halpern
                                           Title:  Vice President - Operations

                                  EXHIBIT INDEX


1. Securities Purchase Agreement by and between Miller Exploration Company and Guardian Energy Management Corp. dated July 11, 2000 (previously filed).

2.   Promissory Note (previously filed).

3.   Warrant to purchase 1,562,500 Shares of Common Stock (previously filed).

4.   Warrant to purchase 2,500,000 Shares of Common Stock (previously filed).

5.   Warrant to purchase 9,000,000 Shares of Common Stock (previously filed).

6. Side Letter by and among Jordan Exploration Company, L.L.C., GEMCO and ECCO Investments, LLC (previously filed).

7. Stockholders Agreement dated June 28, 2002, by and among Veritas and the Major Stockholders (incorporated by reference to Exhibit 10.2 to the Schedule 13D/A of C.E. Miller filed on or about July 3, 2002).

                                   SCHEDULE 1

                        DIRECTORS, EXECUTIVE OFFICERS AND
             CONTROLLING PERSONS OF GUARDIAN ENERGY MANAGEMENT CORP.

                                                                       Present
                                            Occupation or             Principal
      Name                Title               Employment             Citizenship
      ----                -----             -------------            -----------

Ralph J. Gerson       President and       Executive Vice                 USA
                      Director            President and
                                          Director of
                                          Guardian Industries
                                          Corp.

Russell J. Ebeid      Director            President/Glass                USA
                                          Division of Guardian
                                          Industries Corp.

William Davidson      Director            President, Chief               USA
                                          Executive Officer
                                          and Director of
                                          Guardian
                                          Industries Corp.

Jeffrey A. Knight     Vice President -    Group Vice                     USA
                      Finance             President -
                                          Finance of
                                          Guardian Industries
                                          Corp.

Peter S. Walters      Vice President      Group Vice                     USA
                                          President of
                                          Guardian
                                          Industries Corp.

Paul A. Halpern       Vice President -    Associate Tax                  USA
                      Operations          Counsel of
                                          Guardian Industries
                                          Corp.

Alan L. Schlang       Secretary           Secretary of                   USA
                                          Guardian
                                          Industries Corp.

E. Ann Waichunas      Treasurer           Treasurer of                   USA
                                          Guardian
                                          Industries Corp.

                        DIRECTORS, EXECUTIVE OFFICERS AND
                CONTROLLING PERSONS OF GUARDIAN INDUSTRIES CORP.

                                               Occupation or
                                                 Employment            Present
                                               (if Different          Principal
             Name                Title          from Title)          Citizenship
             ----                -----          -----------          -----------

William Davidson      President, Chief                                   USA
                      Executive Officer
                      and Director

Ralph J. Gerson       Executive Vice                                     USA
                      President and
                      Director

Russell J. Ebeid      President - Glass                                  USA
                      Division and
                      Director

Jeffrey A. Knight     Group Vice                                         USA
                      President -
                      Finance

Peter S. Walters      Group Vice                                         USA
                      President

James D. Moore        Group Vice                                         USA
                      President

Charles G. Croskey    Group Vice                                         USA
11535 Mountainview    President
Kingsburg, CA  93631

Anthony Hobart        Group Vice                                         USA
                      President

Richard Alonzo        Vice President -                                   USA
                      Engineering

Joseph G. Bruce       Vice President -
                      Purchasing

Paul M. Rappaport     Vice President -                                   USA
                      Tax Counsel

Robert H. Gorlin      Vice President                                     USA
                      and General
                      Counsel

Donald Trofholz       Vice President and                                 USA
                      Chief Accounting
                      Officer

Alan L. Schlang       Secretary                                          USA

Ann Waichunas         Treasurer                                          USA

Oscar H. Feldman      Director            Attorney at Law,               USA
Suite 200                                 Counsel to Butzel
32270 Telegraph                           Long
Birmingham,
MI 48025